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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Zoom Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98976E301

(CUSIP Number)

September 18, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[XX]     Rule 13d-1(b)

[XX]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 98976E301

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Insight Capital Research & Management, Inc.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ______

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 212,254
6. Shared Voting Power -0-
7. Sole Dispositive Power 212,254
8. Shared Dispositive Power -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     212,254

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     3.4%

12.     Type of Reporting Person (See Instructions)

CO and IA

CUSIP No. 98976E301

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

James O. Collins

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ______

3.     SEC Use Only

4.     Citizenship or Place of Organization      United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 45,233
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 45,233

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     45,233

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     0.7%

12.     Type of Reporting Person (See Instructions)

IN

CUSIP No. 98976E301

Item 1.

(a)     Name of Issuer

Zoom Technologies, Inc.

(b)     Address of Issuer's Principal Executive Offices

207 South Street, Boston, MA 02111

Item 2.

(a)     The names of the persons filing this statement are:
Insight Capital Research & Management, Inc. ("Insight"); and James O. Collins (“Collins”) (the "Filers")

(b)     The principal business office of the Filers is located at:

2121 N. California Blvd., Suite 560, Walnut Creek, CA 94596

(c)     The citizenship of each Filer is set forth in the cover page.

(d)     This statement relates to shares of common stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 98976E301

CUSIP No. 98976E301

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [XX]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [XX].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Insight is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock. Collins is the controlling shareholder of Insight.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification.

For Insight:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For Collins:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     October 9, 2009

INSIGHT CAPITAL RESEARCH & MANAGEMENT, INC. By: James Foran, CCO
James O. Collins

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